[Shearman & Sterling LLP Letterhead]



george.spera@shearman.com                                       October 19, 2007
212-848-7636



BY EDGAR AND FEDERAL EXPRESS
----------------------------

Kathleen Krebs
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:  Viacom Inc.
     Definitive Schedule 14A
     Filed April 20, 2007
     File No. 001-32686


Dear Ms. Krebs:

On behalf of our client, Viacom Inc. ("Viacom"), I would like to confirm our telephone conversation of yesterday afternoon in which I conveyed to you Viacom's undertaking to respond during the week of November 5, 2007 to the comments set forth in your letter dated September 27, 2007 on the above-referenced filing. We appreciate your having agreed to this schedule.

I also request on behalf of Viacom that any future correspondence on this or any other matters be directed to:

     Michael D. Fricklas
     Executive Vice President, General Counsel and Secretary
     Viacom Inc.
     1515 Broadway
     New York, NY 10016

If you have any questions concerning the matters referred to in this letter, please call me at (212) 848-7636.

Sincerely,



/s/ George Spera
----------------


cc:  Michael D. Fricklas, Viacom Inc.
     Allison S. Gray, Viacom Inc.
     Linda E. Rappaport, Shearman & Sterling LLP